SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         SCHEDULE 13G/A
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1 (b) (c), AND (d)

                        (Amendment No. 1)

                          NEOSTEM, INC.
--------------------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.001 par value
--------------------------------------------------------------------------
                 (Title of Class of Securities)

                            71721N108
--------------------------------------------------------------------------
                          (CUSIP Number)

                         October 3, 2006
--------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        |_| Rule 13d-1(b)
                        |X| Rule 13d-1(c)
                        |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                               Page 2 of 14 Pages

CUSIP No. 71721N108           SCHEDULE 13G
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Crow
-----------------------------------------------------------------
2  CHECK  THE  APPROPRIATE  BOX IF  A  MEMBER  OF  A  GROUP  (See
   Instructions)
                    (a)  |_|
                    (b)  |X|
-----------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
-----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)
                                                          |_|
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               --------------------------------------------------

NUMBER OF      8    SHARED VOTING POWER
SHARES
BENEFICIALLY        2,813,864
OWNED BY       --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH      -------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,813,864
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,813,864
-----------------------------------------------------------------



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                                               Page 3 of 14 Pages


12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                         |_|
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%*

-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------
-----------------------------------------------------------------



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                                               Page 4 of 14 Pages


CUSIP No. 71721N108           SCHEDULE 13G
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alex Clug
-----------------------------------------------------------------
2  CHECK  THE  APPROPRIATE  BOX IF  A  MEMBER  OF  A  GROUP  (See
   Instructions)
                    (a)  |_|
                    (b)  |X|
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   OO
-----------------------------------------------------------------
5  CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(D) or 2(E)
                                            |_|
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               --------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER
SHARES                     2,556,818
BENEFICIALLY
OWNED BY       --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,556,818
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,556,818
-----------------------------------------------------------------




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                                               Page 5 of 14 Pages


12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                         |_|
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%*
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
-----------------------------------------------------------------
-----------------------------------------------------------------

                                               Page 6 of 14 Pages


CUSIP No. 71721N108           SCHEDULE 13G
-----------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   DCI Master LDC - Non-U.S. Entity
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
   Instructions)
                    (a)  |_|
                    (b)  |x|
-----------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   OO
-----------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(D) or 2(E)
                                                      |_|
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
-----------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
-----------------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER
SHARES
BENEFICIALLY        2,556,818
OWNED BY       --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
PERSON              0
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,556,818
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,556,818
-----------------------------------------------------------------

                                               Page 7 of 14 Pages




12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                 |_|
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%*
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
-----------------------------------------------------------------
-----------------------------------------------------------------

                                               Page 8 of 14 Pages


CUSIP No. 71721N108           SCHEDULE 13G
--------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Duncan Capital Group LLC
----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                 (a)  |_|
                 (b)  |x|
----------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
----------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)
                                                             |_|
----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------------
             7    SOLE VOTING POWER

                  0
             ---------------------------------------------------------
NUMBER OF    8    SHARED VOTING POWER
SHARES
BENEFICIALLY      257,046
OWNED BY     ---------------------------------------------------------
EACH         9    SOLE DISPOSITIVE POWER
REPORTING
PERSON            0
WITH
----------------------------------------------------------------------

10   SHARED DISPOSITIVE POWER

     257,046
----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     257,046
----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                              |_|
----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

                                               Page 9 of 14 Pages

----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
----------------------------------------------------------------------
----------------------------------------------------------------------

                                               Page 10 of 14 Pages



Item 1.

(a) Name of Issuer.
    --------------

    NEOSTEM, INC.

(b) Address of Issuer's Principal Executive Offices.
    -----------------------------------------------

    330 South Service Road, Suite 120,
    Melville, NY 11747.

Item 2.

(a) Name of Person Filing.
    ---------------------

This Schedule 13G/A is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by DCI Master LDC, Duncan Capital Group LLC, Michael Crow, and Alex Clug (collectively, the "Reporting Persons").

The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

(b) Address of Principal Business Office or, if none, Residence.
    -----------------------------------------------------------

The principal business address of each of the Reporting Persons is:

    420 Lexington Avenue, Suite 450
    New York, NY 10170

(c) Citizenship.
    -----------

    Mr. Clug and Mr. Crow are United States citizens.

    DCI Master LDC is organized and existing in the Cayman Islands.

    Duncan Capital Group LLC is organized and existing in the United States.

(d) Title of Class of Securities.
    ----------------------------
    Common Stock, $0.001 par value per share

(e) CUSIP Number.
    ------------

    71721N108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) |_| Broker or dealer registered under Section 15 of the Act.
(b) |_| Bank as defined in Section 3(a)(6) of the Act.
(c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.
(d) |_| Investment Company registered under Section 8 of the Investment Company Act.
(e) |_| Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g) |_| Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j) |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

                                               Page 11 of 14 Pages

Item 4. Ownership

(a) Amount Beneficially Owned.
    -------------------------

Michael Crow: 2,814,224 shares comprised of 1,704,545 shares of common stock and 852,273 shares of common stock underlying warrants held by DCI Master LDC, of which Mr. Crow is a director and 257,046 shares of common stock held by Duncan Capital Group LLC, which is owned by the MW Crow Family LP. Mr. Crow is the general partner of the MW Crow Family LP.

Alex Clug: 2,556,818 shares comprised of 1,704,545 shares of common stock and 852,273 shares of common stock underlying warrants held by DCI Master LDC of which Mr. Clug is a director.

DCI Master LDC: 2,556,818 shares comprised of 1,704,545 shares of common stock and 852,273 issuable upon the exercise of warrants.

Duncan Capital Group LLC:  257,046 shares of common stock.

(b) Percent of Class.
    ----------------

                  Michael Crow:             9.99*
                  Alex Clug:                9.99*
                  DCI Master LDC:           9.99*
                  Duncan Capital Group LLC:  1.3*

The foregoing percentages are based upon the statement of the Issuer in its 10-QSB filed on November 14, 2006 with the Securities and Exchange Commission that it had 19,636,799 shares of common stock outstanding as of November 13, 2006.

* Pursuant to the terms of the warrants, the Issuer has agreed that the number of shares of common stock that may be acquired by the holder of any warrants upon any conversion thereof (or otherwise in respect thereof) shall be limited to the extent necessary to insure that, following such conversion (or other issuance), the total number of shares of common stock then beneficially owned by such holder does not exceed 9.99% of the total number of issued and outstanding shares of common stock. If not for the 9.99% restriction described above, the ownership percentage held by Mr. Crow would be 13.7%, and for each of Mr. Clug and DCI Master LDC; 12.5%.

(c)  Number of shares as to which each such person has:
     -------------------------------------------------
(i)   sole power to vote or to direct the vote:

      Michael Crow:             0
      Alex Clug:                0
      DCI Master LDC:           0
      Duncan Capital Group LLC: 0

(ii)  shared power to vote or to direct the vote:

      Michael Crow:             2,813,864
      Alex Clug:                2,556,818
      DCI Master LDC:           2,556,818
      Duncan Capital Group LLC:   257,046

(iii) sole power to dispose or to direct the disposition of:

      Michael Crow:              0
      Alex Clug:                 0
      DCI Master LDC:            0
      Duncan Capital Group LLC:  0

(iv)  shared power to dispose or to direct the disposition of:

      Michael Crow:             2,813,864
      Alex Clug:                2,556,818
      DCI Master LDC:           2,556,818
      Duncan Capital Group LLC:   257,046

                                               Page 12 of 14 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.

See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                               Page 13 of 14 Pages


                           SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.



Dated:  December 8, 2006           /s/ Michael Crow
                                   --------------------
                                   Michael Crow


Dated:  December 8, 2006           /s/ Alex Clug
                                   --------------------
                                   Alex Clug


Dated:  December 8, 2006           DCI Master LDC


                                   By: /s/ Michael Crow
                                   ----------------------
                                   Name: Michael Crow
                                   Title: Director



Dated: December 8, 2006            For DUNCAN CAPITAL GROUP, LLC,
                                   By the MW CROW FAMILY LP


                                   By:  /s/ Michael Crow
                                      -------------------
                                   Michael Crow
                                   General Partner

                                               Page 14 of 14 Pages



                                    EXHIBIT A

                                    AGREEMENT
                         JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G/A and any amendments thereto reporting each of the undersigned's ownership of securities of NEOSTEM, INC. and hereby affirm that such Schedule 13G/A is being filed on behalf of each of the undersigned.



Dated:  December 8, 2006           /s/ Michael Crow
                                   --------------------------
                                   Michael Crow


Dated:  December 8, 2006           /s/ Alex Clug
                                   --------------------------
                                   Alex Clug


Dated:  December 8, 2006           DCI Master LDC


                                   By: /s/ Michael Crow
                                    -------------------------
                                   Name: Michael Crow
                                   Title: Director



Dated: December 8, 2006            For DUNCAN CAPITAL GROUP, LLC,
                                   By the MW CROW FAMILY LP


                                   By:  /s/ Michael Crow
                                     ------------------------
                                      Michael Crow
                                      General Partner